This Announcement contains inside information as defined in Article 7 of the Market Abuse Regulation No. 596/2014 (“MAR”). Upon the publication of this Announcement, this inside information is now considered to be in the public domain.

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
CHANGES TO THE EXECUTIVE MANAGEMENT TEAM
AND BOARD OF DIRECTORS

AIM & TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, December 28, 2018 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) announces an update on the Company's Executive succession and Board of Directors transition plan.
EXECUTIVE MANAGEMENT SUCCESSION

As previously disclosed (September 14, 2018), Ross Clarkson will retire as the Company’s Chief Executive Officer (“CEO”) effective December 31, 2018. Randall (Randy) Neely, TransGlobe’s current President, will assume the role of President and CEO.  Mr. Clarkson will remain with the Company as a Non-Executive Director. Both Mr. Clarkson and Mr. Neely intend to stand for re-election to the Board of Directors at the 2019 AGM.
With the transition of Executive leadership to Randy Neely at year end, the Company acknowledges the tremendous contribution made by Ross over the past twenty plus years as a founder and builder of TransGlobe.
Mr. Rob Jennings, Non-Executive Chairman of TransGlobe Energy commented:
“Ross built a team of professionals and together executed a strategy that saw the Company grow from a small Canadian base to a focused international petroleum company.
On behalf of the Board, Management and the shareholders, the Company wishes Ross well in his much deserved retirement from executive duties.”
CHANGES TO THE BOARD OF DIRECTORS
Appointment of Dr. Carol Bell
The Company is pleased to announce the appointment Dr. Carol Bell of London, England as an Independent Non-Executive Director effective January 1, 2019.
Dr. Bell (age 60) is an independent businesswoman and corporate director with over 35 years of experience in the natural resources sector. Dr. Bell has experience as a director on companies listed in Canada, Norway and the UK, bringing a wealth of capital markets and energy board experience to her role at TransGlobe.
Dr. Bell’s successful career includes her position as Managing Director of Chase Manhattan Bank’s Global Oil & Gas Group, Head of European Equity Research at JP Morgan and several years as an equity research analyst in the oil and gas sector at Credit Suisse First Boston and UBS Phillips & Drew. Dr. Bell began her career in corporate planning and business development at Charterhouse Petroleum plc and RTZ Oil and Gas.
Dr. Bell holds a MA Natural Sciences from Cambridge University; a BA, Earth Sciences from Open University; and a PhD, Archaeology of Trade from University College London.
Dr. Bell currently holds or has held the following directorships or partnerships over the last five years:

Current Directorships – Public Entities	Past Directorships – Public Entities
Blackrock Commodities Investment Trust plc	Caracal Energy Inc
Blackrock Securities Income Company Limited	Salamander Energy plc
Bonheur ASA	Petroleum Geo-Services ASA
Ophir Energy plc
Tharisa plc

Current Directorships- Private and Not-for-Profit	Past Directorships – Private and Not-for-Profit
British School at Athens	S4C2 Cyf
Development Bank of Wales	S4C Digital Media Ltd
Hafren Scientific Ltd	S4C Rhyngwladol Cyf
National Museum Wales	S4C Masnachol Cyf
Polisi Cymru – Policy Wales
The Renewable Energy Foundation
Wales in London Limited
Wales Millenium Centre

Dr. Bell was the Non-Executive Chairman of Barcud Derwen Ltd, a private television facilities house based in Wales and Scotland between July 2009 and June 2010. The company was put into administration by its directors in June of 2010 and the majority of its assets were sold at which time Dr. Bell’s involvement with the company ceased.
Save as disclosed above, there are no further disclosures required to be made in respect of the appointment under Schedule 2(g) or Rule 17 of the AIM Rules for Companies.
Retiring Director, Mr. Fred Dyment
As part of the Company’s Board of Directors transition plan, Mr. Fred Dyment has chosen to retire from the Board effective January 1, 2019. Mr. Dyment is a long serving director who joined TransGlobe on February 10, 2004. During his time with TransGlobe, Mr. Dyment chaired the Audit Committee until May of 2018. Mr. Dyment has been a key member of the Board and, along with senior management, helped steward the Company through a number of challenging times such as the financial crisis of 2009, Arab Spring and world oil price volatility. The Board and Company wish to thank Mr. Dyment for his valuable contributions and wish him much health and happiness in the future.
Mr. Rob Jennings commented:
“The entire Board, Management and Employees will miss Fred. He has been a strong, positive contributor to the Company in so many ways over a period which saw the Company actively expand in various jurisdictions. We will miss him and extend our sincere gratitude and very best wishes for years to come.

We are extremely pleased to welcome Dr. Bell to the Board as she brings a wealth of experience across finance, capital markets and M&A, the oil and gas sector and international exploration and development. Dr. Bell joins TransGlobe at an opportune time as the Company continues to execute on its strategy of building a diversified, profitable and cash flow focused international portfolio.”

About TransGlobe
TransGlobe Energy Corporation is a cash flow focused oil and gas exploration and development company whose current activities are concentrated in the Arab Republic of Egypt and Canada. TransGlobe’s common shares trade on the Toronto Stock Exchange and the AIM market of the London Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

For further information, please contact:

Investor Relations	Via FTI Consulting
Telephone: 403.264.9888
Email: investor.relations@trans-globe.com
Web site: http://www.trans-globe.com

TransGlobe Energy	www.trans-globe.com
Ross Clarkson, Chief Executive Officer
Randy Neely, President
Eddie Ok, Chief Financial Officer

Canaccord Genuity (Nomad & Joint Broker)	+44 (0) 20 7523 8000
Henry Fitzgerald-O'Connor
James Asensio

GMP First Energy (Joint Broker)	+ 44 (0) 20 7448 0200
Jonathan Wright

FTI Consulting (Financial PR)	+44 (0) 203 727 1000
Ben Brewerton
Genevieve Ryan	transglobeenergy@fticonsulting.com